SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Green light for construction of modernization project at Barrancabermeja refinery

•	The modernization of the Refinery is expect to improve the quality of fuels and to increase the feed of heavy crudes

•	The project is expected to increase the availability of products such as gasoline and diesel.

The Board of Directors of Ecopetrol at the session held on  May 13, gave the green light to phase 3 of the Modernization Project of the Barrancabermeja Refinery (PMRB), for a total investment of US$3,386 million.

As a result, operations will officially begin on the construction phase of the project, which is scheduled to commence operations in 2016.The project will enable the country’s largest refinery to increase the conversion factor from 76% to 95%, which means that it will be possible to obtain more products, such as gasoline and diesel, and a greater quantity of heavy crudes will be processed, whose production has been increasing in Colombia in recent years.

This project is expected to improve the refinery’s profitability and supply the entire Colombian market without the need for any imports.

The modernized refinery is expected to produce fuels of higher quality, which will help reduce pollution and lead to better air quality  in Colombia, and place the country among the group of leaders in Latin America in the use of cutting edge technology, with operations that are reliable, safe, efficient and environmentally friendly.

It is expected that the execution of this project will generate great benefits for Barrancabermeja, the region and the country in the form of training of skilled local labor, employment and contracting of goods and services, as well as greater tax revenues and transfers to the national, departmental and municipal governments.

The Barrancabermeja refinery, which supplies nearly 80% of the fuels consumed in Colombia, is located in the department of Santander and has a crude processing capacity of 250,000 barrels per day.

Bogotá D.C., May 16, 2011
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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 16, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer